
Mail Stop 3561

January 11, 2018

Tiffani Jones
Chief Executive Officer
Regnum Corp.
1541 Ocean Avenue
Santa Monica, CA 90401

   Re: Regnum Corp.
     Registration Statement on Form S-1
     Filed December 15, 2017
     File No. 333-222083

Dear Ms. Jones:

   We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement Cover Page

Registration Fee Table

1. We note that the fee table contemplates the sale of up to 10 million shares of common stock by the company, but pages 4 and 22 of the prospectus refer to a selling stockholder. Please delete these references or reconcile the disclosures.

Prospectus Cover Page

2. Please provide the information required by Item 501(b)(3) on the front page of the prospectus. Show this information based on the total minimum and total maximum amount of the offering.

Risk Factors, page 12

Significant costs of operating as a public company, page 14

3.   Please revise this risk factor to quantify the costs that you believe you will incur as a public company that you do not presently experience, including those associated with SEC reporting.

We are dependent on third party providers and consultants, page 15

4.   Please expand your disclosure to describe the types of services that the company expects to receive from third party providers and consultants. In addition, please expand the description of your business to add a description of the ways that these providers impact your business plan.

Third parties may claim that we are infringing upon their intellectual property rights, page 18

5.   Please clarify in this risk factor whether the company currently owns any intellectual property that requires protection by the company.

Use of Proceeds, page 26

6.   Please revise the first paragraph in this section to clarify what is included in the $19,400 you expect to spend in offering expenses. We note that you intend to cover $18,000 of those expenses with cash generated by the founder's investment, but the table should accurately reflect the cost of the offering and each of its component parts. Currently, it appears to conflate offering expenses and operating expenses, and possibly to report some expenses twice. Please revise.

Plan of Distribution, page 28

7.   Please clarify what you mean when you say that funds raised in the offering will be placed in the corporate escrow account. Does this mean that they will not be immediately available to the company? If that is the case, please reconcile this disclosure with your subsequent statement that all funds regardless of amount will be available to the company.

Description of the Business, page 32

Business Development, page 32

8.   Please expand your discussion of the acquisition of additional board members and staff to include a discussion of the anticipated timing and costs of expanding your management team. Reconcile this disclosure with the statement on page 38 that "We do not expect any material changes in the number of employees any time soon."

9.   Expand the final paragraph on page 32 to discuss how you will address the company's liquidity needs if you do not raise the maximum offering amount.

Business Model, page 33

10.   We note that the company intends to seek out discounted properties and "recycle" them into profitable entertainment vehicles. Please explain in greater detail how the company expects to carry out its plan, including: what specific skills the company's current sole employee has to offer in the business of selecting, editing, packaging and marketing such products; when the company expects to hire individuals with skills and experience in this area, and the costs associated with such hiring.

11.   We note your disclosure that in order to compete with larger and better financed entities, smaller companies must "hustle to procure new material and often times rely heavily on third parties to bring them fresh aspiring projects to produce and distribute." Revise your disclosure to explain the nature of the third parties you are referring to and the relative ease or difficulty of obtaining they types of projects the company is hoping to acquire.

12.   Please describe briefly any trademarks, copyrights, or other intellectual property to which the company has already secured rights. Include the duration of any such instruments. If the company does not currently have any intellectual property rights, please state that in the disclosure. Refer to Item 101(h)(4)(vii) of Regulation S-K.

Current Projects, page 34

13.   Please provide support for your assumption that there is "increasing demand for premium entertainment," and for the company's further assumption that it will be able to meet such demand by acquiring inexpensive properties and "recycling" them.

Revenue Model, page 34

14.   Please provide the basis for your estimate that "approximately 10% of our revenues will come from options."

Management's Discussion and Analysis, page 38

15.   Please disclose the company's monthly burn rate, together with what steps the company plans to take to meet its cash needs.

Exhibits and Financial Statement Schedules, page 49

16.   We note that you have redacted certain confidential information from Exhibits 10.1-10.5. To the extent you intend to redact confidential information from exhibits to the registration statement, please submit an application for confidential treatment. Refer to Securities Act Rule 406 and Staff Legal Bulletin 1A for guidance.

<u>Exhibit 99.1</u>

17.   Your subscription agreement appears to contemplate an offering that is exempt from registration. Please revise or advise.

          We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

          You may contact Jim Dunn at (202) 551-3724 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Julie Griffith at (202) 551-3267 or me at (202) 551-3469 with any other questions.

                                        Sincerely,

                                        /s/ Justin Dobbie

                                        Justin Dobbie
                                        Legal Branch Chief
                                        Office of Transportation and Leisure